

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05009246

10 June 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005
WASH, D.C.
183
SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6 am on Friday 10 June, Jeruk-2 ST4 operations were directionally drilling 14 $^3/_4$" hole at 3580 metres (MD).

Planned total depth of the sidetrack is 5570 metres measured depth. Cue will report each Friday during the course of the drilling of the well.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

10 June 2005